

December 15, 2010

Joseph P. Caruso
President, Chief Executive Officer and Director
Palomar Medical Technologies, Inc.
15 Network Drive
Burlington, MA 01803

     Re: Palomar Medical Technologies, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 12, 2010
           File No. 001-11177

Dear Mr. Caruso:

     We have completed our limited review of your filing and do not have any further comments at this time. Please contact Aslynn Hogue at (202) 551-3841 with any questions.

           Sincerely,

           Russell Mancuso
           Branch Chief

cc (fax):   Patricia A. Davis, General Counsel — Palomar Medical Technologies, Inc.